

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp.
2100 McKinney Ave, Suite 1675
Dallas, TX 75201

> **Re: Spring Valley Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 22, 2021**
> **File No. 333-255978**

Dear Mr. Sorrells:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4, Filed June 22, 2021

Risk Factors
AeroFarms' ability to use net operating loss carryforwards and other tax attributes may be limited..., page 38

1.   We note your response to our prior comment 3. Please estimate the applicable long-term, tax-exempt rate.

Business Combination Proposal
The Merger Agreement, page 80

2.   We note your response to our prior comment 4 and reissue the comment in part. Please revise your disclosure regarding the Registration Rights Agreement to identify the "certain other holders" that will enter into the agreement along with the Sponsor.

The Spring Valley Board's Reasons for the Business Combination, page 86

3.   We note your response to our prior comment 8. Please revise page 87 in the discussion of the board's decision to acknowledge that you have not finalized plans for measuring the New AeroFarms' public benefit performance.

4.   We note your response to our prior comment 9. With respect to the projected financial information, please revise to state whether, and if so, how, the passage of time was considered in relation to the six-year projection period.

Governing Documents Proposals D - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 109

5.   We note your response to our prior comment 13. Please revise your request that shareholders approve all other changes necessary or, as mutually agreed in good faith by Spring Valley and Dream Holdings, desirable, to instead make clear that you are only referring to immaterial changes and that all material changes are being presented for a vote.

Consolidated Statement of Operations and Comprehensive Loss for the Three Months Ended March 31, 2021 and 2020, page F-68

6.   We note your response and revised presentation in response to prior comment 22. Please tell us how your presentation of gross loss exclusive of depreciation and amortization complies with SAB Topic 11B, which indicates that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.

Exhibits

7.   We note your response to our prior comment 32. Please file the Spring Valley Letter Agreement and the Sponsor Letter Agreement as exhibits, or explain why you do not believe such filing is required. See Item 601(b)(10) of Regulation S-K for guidance.

Christopher Sorrells
Spring Valley Acquisition Corp.
July 1, 2021
Page 3

 You may contact Eric Atallah at 202-551-3663 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Matthew R. Pacey, Esq.